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                                                                    Exhibit 11.1


                           HALTER MARINE GROUP, INC.
                       NET INCOME PER SHARE CALCULATION
                     FOR THREE MONTHS ENDING JUNE 30, 1997



CALCULATION OF COMMON STOCK EQUIVALENTS

Number of options outstanding                                  245,000
Option price                                                     11.00
Average market price                                             21.25

Common stock equivalents
((market-exercise)/market) x number of shares =                118,176

CALCULATION OF EARNINGS PER SHARE

Number of shares outstanding                                18,450,000
Add common stock equivalents                                   118,176
    Total common and equivalents                            18,568,176

Net income for the quarter                                   5,410,948

Net income per share                                       $     0.291